FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

ALBERTA STAR DEVELOPMENT CORP.

506-675 West Hastings Street

Vancouver, B.C. V6B 1N2

Item 2.

Date of Material Change

July 18, 2013

Item 3.

News Release

Issued and distributed through the facilities of Canada Stockwatch and Market News on July 18, 2013

Item 4.

Summary of Material Change

See attached copy of the July 18, 2013 News Release

Item 5.

Full Description of Material Change

See attached copy of the July 18, 2013 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

July 18, 2013

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

June 18, 2013                                                                                             TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

______________________________________________________________________________________

ALBERTA STAR Grants 750,000 Incentive Stock Options

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on up to 1,025,000 common shares at an exercise price of $0.20 per share for a period of three years, subject to vesting provisions.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  July 19, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director